March 2, 2005

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

RE:       SEC Comment Letter dated January 26, 2005

The Clorox Company, Form 10-Q for the Quarter Ended September 30, 2004

File Number 1-7151

Dear Mr. Decker:

In connection with your review of the The Clorox Company’s (“Clorox” or the “Company”) Form 10-Q for the quarter ended September 30, 2004, we respectfully submit the following response to the comments included in your letter of January 26, 2005.

We understand that you will be reviewing our responses and may have additional comments.  We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.  Please feel free to call us at the telephone numbers listed at the end of this letter.

QUESTIONS REGARDING SHARE EXCHANGE TRANSACTION

Comment:  Tell us what consideration you gave to your stock price in determining the fair value of the transaction.  You attributed a $46.25 fair value to the acquired shares, rather than using the $56.41 closing price on November 22, 2004.  Please help us understand why you did not use the closing price.

Response:  As further discussed below, the Company determined that the best measure of the fair value of the shares of the Clorox subsidiary transferred to Henkel in exchange for the Clorox shares held by Henkel was the negotiated value of the exchange transaction agreed by the parties.  [*****]  Use of the market price of Clorox stock on November 22, 2004 would have resulted in overstating the fair value of the assets included in the Clorox subsidiary, including the insecticide and Soft Scrub cleanser businesses (the “operating businesses”) and the equity investment in Henkel Iberica, S.A. (the “equity investment”).  Additionally, use of the market price of Clorox stock would have ignored the discount to the market price agreed by the parties to reflect the acquisition of a block of Clorox shares, the tax-free nature of the exchange transaction, and other matters described more fully in this letter.

Background and Rationale:  In December 2003, Henkel announced its intention to monetize some or all of its stake in the Company to finance its acquisition of The Dial Corporation.  [*****]

After extensive negotiations, Clorox and Henkel agreed to a fair value of $745 million for the operating businesses and equity investment, and $46.25 per share or $2,839,126,041 for the block of Clorox shares held by Henkel.  Henkel received this value by exchanging its shares in Clorox for shares in a

*****The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.

subsidiary held by the Company.  The subsidiary transferred to Henkel contained the operating businesses, the equity investment, and approximately $2,095,000,000 in cash.

The values of the operating businesses were determined by the Company and Henkel using detailed discounted cash flow analyses, comparisons of sales and EBITDA multiples to multiples of similar transactions [*****].  Attached as Exhibit A, you will find a comparison of value received for the operating businesses, expressed as a multiple of sales and EBITDA, to similar market transactions.  The operating businesses were mature businesses with relatively predictable cash flows.  Consequently, the Company had a sound basis upon which to develop cash flow estimates and estimates of fair value.  Additionally, the companies negotiated a fair value of [*****] for the Company’s equity investment in Henkel Iberica based on the Company’s expected value from the venture, rather than the lower value that would have been realized through application of a liquidation formula in the parties’ existing joint venture agreement.  [*****]

Why Market Price of Clorox Stock Was Not Used:  Use of the market price of Clorox stock on the transaction closing date was not considered appropriate because it would not have reflected a realistic fair value for the transaction and could have potentially misled users of the financial statements by overstating the fair value of the transaction and gain on exchange.

Use of the market price of Clorox stock at closing would have overstated the fair value for the operating businesses and equity investment when compared to sales and EBITDA multiples of similar market transactions.  Using the market price of Clorox stock of $56.41 at closing would have implied a transaction value for the operating businesses of [*****] after subtracting the [*****] negotiated value for the investment in Henkel Iberica.  This would have translated to unrealistic sales and EBITDA multiples of [*****] and [*****], respectively, which exceeds any market transaction at that time.  See Exhibit B for a comparison of the negotiated fair values for the operating businesses and equity investment, to value ranges based on sales and earnings multiples and discounted cash flow values.

Several other factors demonstrate the market price of Clorox stock was not appropriate to use to value the operating businesses and equity investment.  First, the market price on the transaction closing date reflected an increase in value driven, in part, by Henkel’s announcement of its intent to liquidate its investment in Clorox nearly one year prior to the transaction closing date.  In December 2003, the month of Henkel’s announcement, Clorox’s stock traded at $47-$49.  [*****]  The Company also believes it would be inappropriate to use the market price at closing as it was not the basis used to negotiate the transaction.  All negotiations were based on the $47-$49 share price around the date of Henkel’s announcement that it may liquidate some or all of its holdings.

Second, because Henkel was eager to dispose of a large block of Clorox shares, the Company was able to negotiate a sizeable discount to acquire a large block of stock from a motivated shareholder.  If Henkel were to dispose of its 29% block of Clorox shares in the open market, this block would have taken time to clear the market, would have exerted significant downward pressure on the stock price, and Henkel would have incurred significant transaction costs in the form of brokerage and other fees.

[*****]

*****The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.

Authoritative Literature Guiding the Accounting for the Henkel Share Exchange:  The share exchange with Henkel was a nonmonetary exchange.   Guidance in accounting for nonmonetary exchanges provided under APB Opinion No. 29 and EITF 01-02 prescribes that the “cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange.  Fair value of the asset received can be used if it is more clearly evident than the fair value of the asset surrendered.”  Issue #12 in EITF 01-02 specifically provides that a tax-free split-off of a segment of a business should be accounted for at fair value.  In the case of the share exchange with Henkel, the fair value of the subsidiary shares given to Henkel was objective and verifiable.  More than 70% of the subsidiary value was derived from cash held by the subsidiary.  The remaining values were derived from the fair values of the operating businesses and equity investment which were negotiated at arm’s length and supported by traditional valuation methodologies, sales and EBITDA multiples [*****].

Additionally, FASB Technical Bulletin 85-6 acknowledges that transactions do arise in which an acquisition of stock may take place at a price different from routine transactions in the open market.  Specifically, “a large block of shares may trade at a price above or below the current market price depending on whether the buyer or seller initiates the transaction.”

Comment:  Provide us with the gain calculation and any corresponding supporting schedules

Response:  The gain was calculated by subtracting the net book value of the subsidiary and certain transaction fees from the negotiated value of $2,839,126,041.  Details of the gain calculation are provided on Exhibit C.

* * * * * * *

*****The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.

In addition, in accordance with your letter, the Company acknowledges that:

It is responsible for the adequacy and accuracy of the disclosures in its filings;

It is the Commission’s position that comments from the SEC staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

It is the Commission’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

Contact Information

If you have any questions or need any additional information, please contact Tom Johnson at (510) 271 2873, John Kresich at (510) 271 3127 or me at (510) 271 7377.

Sincerely,

/s/ Daniel J. Heinrich

Daniel J. Heinrich

cc:

Laura Stein                    Senior Vice President--General Counsel

Thomas Johnson            Vice President--Controller

John Kresich                 Vice President--Assistant Controller

Pamela Fletcher            Vice President--Secretary

Nudrat Salik                  Securities and Exchange Commission

            Ernst & Young

				Exhibit A

Selected Acquisitions in the Home Products/Personal Care Industry as of November 2004

				Multiples of
Announcement Date	Target	Acquiror	Enterprise Value ($MM)	Sales	Ebit	EBITDA
[*****]
May 2004	Armkel (50% Stake)	Church & Dwight	254	1.2	6.0x	5.0
Feb. 2004	Prestige Brands (Bonita Bay)	GTCR	555	3.3	10.4	10.1
Feb. 2004	Spic and Span	GTCR	30	1.5	N.M.	N.M.
Jan. 2004	Medtech Products	GTCR	240	2.9	10.9	8.8
Dec. 2003	Dial	Henkel	2,977	2.2	12.9	11.1
Oct. 2003	Beiersdorf	Tchibo	12,215	2.2	16.6	N.A.
Sep. 2003	Unilever Oral Care Brands	Church & Dwight	104	0.8	N.A.	N.A.
Mar. 2003	Wella	Procter & Gamble	6,900	1.9	21.1	15.0
Jan. 2003	Schick-Wilkinson Sword (Pfizer)	Energizer	930	1.4	12.7	8.7
Dec. 2002	Clear Eyes/Murine	Prestige Brands	108	2.4	N.A.	5.5	e
Nov. 2002	Bayer Household Insecticide (Bayer)	S.C. Johnson & Sons	733	1.8	N.A.	N.A.
Aug. 2002	John Frieda	Kao	480	2.8	18.0	N.A.
Mar. 2002	Selsun Blue (Abbott)	Chattem	78	1.9	5.8	N.A.
Jan. 2002	Food Ingredients Specialties (Nestle)	Givaudan	451	1.9	15.6	10.4
Dec. 2001	Paragon Trade Brands	Tyco International	650	1.2	22.4	9.3
Nov. 2001	DiverseyLever	Johnson Wax Professional	1,600	1.1	12.7	8.4
Oct. 2001	Comet (P&G)	Prestige Brands	142	1.8	N.A.	5.5	e
May 2001	Clairol (Bristol-Myers Squibb)	Procter & Gamble	4,950	3.1	16.5	14.9
Apr. 2001	Consumer Products Division (Carter-Wallace)	Church & Dwight/Kelso	739	1.5	N.A.	7.4
Mar. 2001	Oxy	Reckitt Benckiser	127	1.3	N.A.	N.A.
Mar. 2001	USA Detergents	Church & Dwight	130	0.5	N.M.	13.0

e = estimate

			[*****]

*****The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.

Exhibit B

Henkel Share Exchange
Negotiated Fair Value Compared to Range of Values Based on Multiples of Similar Transactions and Discounted Cash Flow

[The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.]

Exhibit C
Gain on Exchange

[The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.]